

Form NRSRO – Annual Certification

Exhibit 4: Organizational Structure

January 2025



Exhibit 4A – Organization of DBRS, Inc., Holding Companies and Material Affiliates

```
                    ┌─────────────────────────┐
                    │     Morningstar, Inc.    │
                    │           (US)           │
                    └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │   Morningstar Ratings    │
                    │      Holding Corp.       │
                    │           (US)           │
                    └─────────────────────────┘
                                 │
                    ┌─────────────────────────┐
                    │ Ratings Acquisition Corp.│
                    │         (Cayman)         │
                    └─────────────────────────┘
```

| DBRS, Inc. (US) | DBRS Limited (Canada) | DBRS Ratings Limited (UK) | DBRS Ratings GmbH (Germany) |

| DBRS Ratings GmbH, Sucursal en España (Madrid Branch Office) | DBRS Ratings GmbH, Branch India (Mumbai Branch Office) |



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Senior Management)



President
Credit Ratings
Chief Revenue Officer
Morningstar, Inc.
Global Head of
Business Development *
Global Head of Credit
Operations and Standards
Head of Canada &
Global Investor Strategy
Group Managing Director
Structured Finance Credit Ratings
Group Managing Director
Fundamental Credit Ratings

* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.

- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate
- There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Audit, Risk, Finance, People & Culture, Business Development, Information Security)



Global Head of Credit Operations and Standards
Global Head of People & Culture Business Partners, Morningstar, Inc.
Chief Financial Officer Morningstar, Inc.
President Credit Ratings
Chief Revenue Officer Morningstar, Inc.
Chief Technology Officer Morningstar, Inc.
Chief Audit Executive Morningstar, Inc.
Head of Methodology Review Function **
People & Culture, Business Partner, Morningstar, Inc.
Director of Audit ** Morningstar, Inc.
Executive of Finance *
Global Head of Business Development *
Chief Information Security Officer ** Morningstar, Inc.
Head of Risk Management **

* Solid line (——) indicates direct administrative reporting line.
Dotted line (- - - -) indicates secondary reporting line.

** Is accountable to the DBRS Group Boards of Directors.

- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Credit Ratings Groups)

President Credit Ratings

Group Managing Director Global Head of Fundamental Credit Ratings

Group Managing Director Global Head of Structured Finance Credit Ratings

Energy, Utilities & Natural Resources

Diversified Industries

Credit Estimates & Middle Market

Project, Infrastructure & Sports Finance

Banking

Non-Banking Financial Institutions

Insurance

Sovereign & Public Finance

Head of Credit Practices Global Structured Finance *

Head of Credit Practices Global Fundamental *

Asset-Backed Securities

Residential Mortgage Backed Securities

Commercial Mortgage Backed Securities

Structured Credit

Real Estate

*   Solid line (——) indicates direct administrative reporting line.
    Dotted line (- - - -) indicates secondary reporting line.



Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Legal)



- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate.
- There may be additional Morningstar employees providing Morningstar shared services to Morningstar DBRS from time to time.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure (Compliance)


Chief Legal Officer
Morningstar, Inc
Global Chief Compliance Officer,
Ratings & Benchmarks
Madrid
Global Chief Compliance Officer,
Global Controls
Sydney
Regional Compliance Officer /
Designated Compliance Officer *
New York
Regional Compliance Officer /
Deputy Chief Compliance Officer *
London
Regional Compliance Officer *
Toronto
Head of Compliance
Programs
Regional Compliance Officer *
Madrid
Head of Financial Crimes
Chicago
Head of Monitoring & Testing
Madrid
Head of Conflicts of Interest
Paris
Head of Policies & Procedures
and Training
New York

* Is accountable to the DBRS Group Boards of Directors.

- Blue text indicates the role is employed by Morningstar, Inc.
- Black text indicates the role is employed by DBRS, Inc. or a registered affiliate**.**
- Green text indicates the role is employed by a Morningstar, Inc. affiliate outside of DBRS, Inc.
- Solid line ( ) indicates direct administrative reporting line.
- Dotted line (- - - -) indicates secondary reporting line.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 1 of 3

Name	Jurisdiction of Formation	Ownership Information
Corporate Fundamentals, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
DBRS, Inc.	US (Delaware)	Morningstar Ratings Holding Corp. owns 100%.
Morningstar Credit Information & Analytics LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Index Holding Corp	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Management LLC	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Investment Services LLC	US (Delaware)	Morningstar Investment Management LLC owns 100%.
Morningstar Ratings Holding Corp.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Research Services LLC	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Data, Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
PitchBook Holding, Inc.	US (Delaware)	PitchBook Data, Inc. owns 100%.
Sustainalytics U.S. Inc.	US (Delaware)	Morningstar, Inc. owns 100%.
Morningstar Commodity Data, Inc.	US (Illinois)	Morningstar, Inc. owns 100%.
Morningstar Credit Ratings, LLC	US (Pennsylvania)	DBRS, Inc. owns 100%.
ADL (Aust) Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Ibbotson Pty Limited	Australia	Morningstar Australasia Pty Limited owns 100%.
Morningstar Australasia Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Direct Investments Pty Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Morningstar Group Australia Pty Limited	Australia	Morningstar Holland B.V. owns 100%.
Morningstar Investment Management Australia Limited	Australia	Morningstar Group Australia Pty Limited owns 100%.
Sustainalytics Australia Pty Ltd.	Australia	Sustainalytics Holding B.V. owns 100%.
Morningstar Brasil Informacoes Financeiras Ltda.	Brazil	Morningstar Holland B.V. owns 100%. (Note A)
DBRS Limited	Canada	Ratings Acquisition Corp. owns 100%.
Jantzi Research Inc.	Canada	Sustainalytics Holding B.V. owns 100%.
Morningstar Associates, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Morningstar Canada Group, Inc.	Canada	Morningstar Holland B.V. owns 100%.
Morningstar Research, Inc.	Canada	Morningstar Canada Group, Inc. owns 100%
Ratings Acquisition Corporation	Cayman Islands	Morningstar Ratings Holding Corp. owns 100%.
Servicios Morningstar Chile Limitada	Chile	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar (Shanghai) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar (Shenzhen) Ltd.	China	Morningstar Asia, Ltd. owns 100%.
Morningstar Finance (Cyprus) Limited	Cyprus	Morningstar Ratings Holding Corp. owns 100%.
GES Investment Services Danmark A/S	Denmark	GES International AB owns 100%.
Morningstar Danmark A/S	Denmark	Morningstar Danmark Holding ApS owns 100%.
Morningstar Danmark Holding ApS	Denmark	Morningstar Holland B.V. owns 100%.
Morningstar France Fund Information SARL	France	Morningstar France Holding SAS owns 100%.
Morningstar France Holding SAS	France	Morningstar Holland B.V. owns 100%.
Morningstar Investment Consulting France SAS	France	Morningstar France Holding SAS owns 100%.
Sustainalytics S.A.R.L.	France	Sustainalytics B.V. owns 100%.
DBRS Ratings GmbH	Germany	Ratings Acquisition Corp. owns 100%.
Morningstar Indexes GmbH	Germany	Morningstar Indexes Limited owns 100%.
Morningstar Deutschland GmbH	Germany	Morningstar Holland B.V. owns 100%.
Sustainalytics GmbH	Germany	Sustainalytics B.V. owns 100%.
Morningstar Asia Limited	Hong Kong	Morningstar Holland B.V. owns 100%.



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 2 of 3

Name	Jurisdiction of Formation	Ownership Information
Morningstar Investment Management Asia Limited	Hong Kong	Morningstar Investment Management LLC owns 100%.
WealthCraft Limited	Hong Kong	Morningstar Wealth Software Limited owns 100%
DBRS Ratings GmbH, Branch India	India	(Note B)
Morningstar India Private Limited	India	Corporate Fundamentals, Inc. owns 100%.
Morningstar Investment Adviser India Private Limited	India	Morningstar Investment Management LLC owns 100%.
Morningstar Italy, S.R.L.	Italy	Morningstar Holland B.V. owns 100%.
Ibbotson Associates Japan K.K.	Japan	Morningstar Investment Management LLC owns 100%.
Morningstar Japan, Inc.	Japan	Ibbotson Associates Japan K.K. owns 100%
Sustainalytics Japan Inc.	Japan	Sustainalytics Holding B.V. owns 100%.
Morningstar Wealth International Limited	Jersey	Morningstar Wealth Portfolio Services Limited owns 100%
Morningstar Korea, Ltd.	Korea	Morningstar, Inc. owns 100%.
Morningstar Luxembourg S.a.r.l.	Luxembourg	Morningstar Holland B.V. owns 100%.
Investigaciones MS Mexico, S. de R.L. de C.V.	Mexico	Morningstar Holland B.V. owns 100%. (Note A)
Morningstar Research Limited	New Zealand	Morningstar Australasia Pty Limited owns 100%.
Morningstar Norge AS	Norway	Morningstar Holland B.V. owns 100%.
GES Poland SP. Z.O.O.	Poland	GES International AB owns 100%.
Sustainalytics S.R.L.	Romania	Sustainalytics B.V. owns 100%.
Morningstar Investment Adviser Singapore Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Morningstar Research Pte. Limited	Singapore	Morningstar Asia Limited owns 100%.
Sustainalytics Pte Ltd.	Singapore	Sustainalytics Holding B.V. owns 100%.
Morningstar Investment Management South Africa (Pty) Limited	South Africa	Morningstar Investment Management LLC owns 100%.
Morningstar Research (Proprietary) Limited	South Africa	Morningstar Holland B.V. owns 100%.
DBRS Ratings GmbH Sucursal en España	Spain	(Note B)
Morningstar Europe Services, S.L.	Spain	Morningstar Holland B.V. owns 100%.
Morningstar Network, S.L.	Spain	Morningstar Holland B.V. owns 100%.
GES International AB	Sweden	Sustainalytics Holding B.V. owns 100%.
Morningstar HoldCo AB	Sweden	Morningstar Holland B.V. owns 100%.
Morningstar Sweden AB	Sweden	Morningstar HoldCo AB owns 100%.
Morningstar Switzerland GmbH	Switzerland	Morningstar Holland B.V. owns 100%.
Morningstar Research Thailand Limited	Thailand	Morningstar, Inc. owns 100%. (Note C)
Morningstar Europe B.V.	The Netherlands	Morningstar, Inc. owns 100%.
Morningstar Holland B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics B.V.	The Netherlands	Morningstar Europe B.V. owns 100%.
Sustainalytics Holding B.V.	The Netherlands	Morningstar Holland B.V. owns 100%.
Morningstar (Dubai) Ltd.	United Arab Emirates	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration (DIFC Branch) Limited	United Arab Emirates	Morningstar Wealth Administration Limited owns 100%
DBRS Ratings Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Europe Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Finance Limited	United Kingdom	Ratings Acquisition Corp. owns 100%.
Morningstar Indexes Limited	United Kingdom	Morningstar Index Holding Corp owns 100%.
Morningstar Investment Management Europe Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Real-Time Data Limited	United Kingdom	Morningstar UK Limited owns 100%.
Morningstar UK Limited	United Kingdom	Morningstar Holland B.V. owns 100%.
Morningstar Wealth Administration Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%



Exhibit 4C – Subsidiaries of Morningstar, Inc.

The information below is presented as of December 31, 2023. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Page 3 of 3

Name	Jurisdiction of Formation	Ownership Information
Morningstar Wealth EMA Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Portfolio Services Limited	United Kingdom	Morningstar Investment Management LLC owns 100%.
Morningstar Wealth Retirement Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Retirement Trustees Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth Software Limited	United Kingdom	Morningstar Wealth (UK) Limited owns 100%
Morningstar Wealth Trustee Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Morningstar Wealth (UK) Limited	United Kingdom	Morningstar Wealth Portfolio Services Limited owns 100%
PitchBook Data Limited	United Kingdom	PitchBook Holding, Inc. owns 100%.
Smart Investment Management Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Smartfund Nominees Ltd	United Kingdom	Morningstar Wealth Administration Limited owns 100%
Sustainalytics UK Limited	United Kingdom	Sustainalytics B.V. owns 100%.
W M Pension Trustee Services Limited	United Kingdom	Morningstar Wealth Administration Limited owns 100%

Notes:

Note A   Morningstar, Inc. owns less than 1% of the following entities:
Note B   DBRS Ratings GmbH, Branch India and DBRS Ratings GmbH Sucursal en España are each a branch of DBRS Ratings GmbH.
Note C   Corporate Fundamentals, Inc. owns less than 1% of Morningstar Research Thailand Limited.